26

05010004

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO Siberian Oil Co.

*CURRENT ADDRESS

PROCESSED JUL 28 2005 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4882 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlo

DAT : 7/27/05

RECEIVED
2005 JUL 26 P 1:2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AO SIBERIAN OIL COMPANY (File No. 82-4882)

ARIS
12-31-04

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003
TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

AO Siberian Oil Company

Audited Consolidated Financial Statements

Years ended December 31, 2004 and 2003

Contents

ERNST & YOUNG

Ernst & Young (CIS) Limited
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (095) 705-9700
7 (095) 755-9700
Fax: 7 (095) 755-9701
www.ey.com/russia

Эрнст энд Янг (СНГ) Лимитед
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (095) 705-9700
7 (095) 755-9700
Факс: 7 (095) 755-9701
ОКПО: 40128555

Report of Independent Auditors

To the Shareholders of AO Siberian Oil Company:

We have audited the accompanying consolidated balance sheets of AO Siberian Oil Company, a Russian open joint stock company, and subsidiaries ("the Company") as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statement of OAO NGK Slavneft and its subsidiaries (an open joint-stock company in which the Company has an 49,716% interest), have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for OAO NGK Slavneft and its subsidiaries, is based solely on the report of the other auditors. In the consolidated financial statements, the Company's investment in OAO NGK Slavneft and its subsidiaries is stated at US$ 1,768 million at December 31, 2004, and the Company's equity in the net income of OAO NGK Slavneft and its subsidiaries is stated at US$ 654 million for the year then ended.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

We did not audit the Company's equity earnings from its investment in OAO NGK Slavneft and its subsidiaries for the year ended December 31, 2003 totaling approximately US$ 468 million and included in "Income from equity affiliates" in the accompanying financial statements.

The Company has not presented information required under Statement of Financial Accounting Standards No.69 "Disclosures about Oil and Gas Producing Activities" in respect of OAO NGK Slavneft and its subsidiaries, an equity investee. The Financial Accounting Standards Board has determined such information is necessary to supplement, although not required to be part of, the basic consolidated financial statements.

In our opinion, based on our audits, the report of other auditors and except for effects of the matter discussed in the second preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young (CIS) Limited

AO Siberian Oil Company
Consolidated Balance Sheets
As of December 31, 2004 and 2003 — **Currency - US$ thousands**

	Notes	2004	2003
Assets			
Current assets:			
Cash and cash equivalents	3	$ 1,140,304	$ 104,594
Loans receivable	4	31,129	43,709
Accounts receivable, net (less allowance for doubtful accounts of $75,666 and $79,439, respectively)	5	1,751,635	1,321,407
Inventories	6	292,190	287,203
Prepaid expenses		18,858	26,528
Total current assets		3,234,116	1,783,441
Long-term investments	7	2,219,507	1,921,221
Oil and gas properties, net	8	3,927,136	3,748,650
Property, plant and equipment, net	9	691,251	521,221
Construction-in-progress	10	181,250	170,508
Other non-current assets		9,581	4,979
Total assets		$ 10,262,841	$ 8,150,020
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	11	$ 35,480	$ 64,871
Accounts payable and accrued liabilities	12	537,108	679,968
Related party payable	20	163,909	166,936
Income and other taxes	13	578,402	188,977
Other current liabilities		64,746	101,303
Current portion of long -term debt	15	344,566	303,427
Total current liabilities		1,724,211	1,505,482
Dividends payable		1,045	92,707
Asset retirement obligation	14	284,023	193,297
Long-term debt	15	1,068,197	1,221,014
Minority interest		-	-
Total liabilities		3,077,476	3,012,500
Commitment and contingencies	19		
Shareholders' equity:			
Common stock (authorized and issued: 4,741,299,639 shares, 0.0016 ruble par value)	16	1,619	1,619
Additional paid -in capital		858,987	858,987
Reserves	2	1,867,449	1,867,449
Retained earnings		4,457,310	2,411,703
Accumulated other comprehensive loss	2	-	(2,238)
Total shareholders' equity		7,185,365	5,137,520
Total liabilities and shareholders' equity		$ 10,262,841	$ 8,150,020

AO Siberian Oil Company
Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2004 and 2003

Currency - US$ thousands

	Notes	2004	2003
Revenues			
Refined products and oil and gas sales		$ 8,795,845	$ 6,590,419
Other		90,653	126,121
Total		8,886,498	6,716,540
Costs and other deductions			
Operating expenses		1,926,955	1,786,227
Selling, general and administrative		1,368,026	1,024,648
Depreciation and amortization		602,661	492,472
Taxes other than income taxes		2,314,482	1,423,383
Exploratory expenses		-	53,885
Cost of other sales		35,224	91,268
Total		6,247,348	4,871,883
Operating income		2,639,150	1,844,657
Other income / (expense)			
Income from equity affiliates	7	655,449	528,873
(Loss)/ Income from sales of equity investees		(27,340)	384,758
Interest received		9,175	12,097
Interest paid		(114,844)	(187,989)
Other expenses, net		(249,546)	(172,856)
Minority interest		-	-
Foreign exchange gain		8,249	52,670
Total		281,143	617,553
Income before provision for income taxes		2,920,293	2,462,210
Provision for income taxes	18	874,686	183,828
Net income		2,045,607	2,278,382
Other comprehensive loss, net		-	(667)
Total comprehensive income		$ 2,045,607	$ 2,277,715
Basic and Diluted Earnings per Common Share		0.4314	0.4805
Average number of common shares outstanding (millions)		4,741	4,741

AO Siberian Oil Company
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2004 and 2003

Currency - US$ thousands

	Common Stock	Additional Paid-in Capital	Reserves	Retained Earnings	Accumulated Other Comprehensive Loss
Balance at December 31, 2002	$ 1,619	$ 858,987	$ 1,867,449	$ 1,565,068	$ (1,571)
Net income for the year	-	-	-	2,278,382	-
Common stock dividends	-	-	-	(1,431,747)	-
Other comprehensive loss, net	-	-	-	-	(667)
Balance at December 31, 2003	1,619	858,987	1,867,449	2,411,703	(2,238)
Net income for the year	-	-	-	2,045,607	-
Recognized other comprehensive loss	-	-	-	-	2,238
Common stock dividends	-	-	-	-	-
Balance at December 31, 2004	$ 1,619	$ 858,987	$ 1,867,449	$ 4,457,310	$ -

AO Siberian Oil Company
Consolidated Statements of Cash Flows
For the years ended December 31, 2004 and 2003

Currency – US$ thousands

	2004	2003
Operating activities		
Net income	$ 2,045,607	$ 2,278,382
Reconciliation of net income to net cash provided by operating activities:		
Accrued equity accounting income	(258,537)	(253,658)
Depreciation, depletion and amortization	602,661	492,472
Asset retirement obligation accretion expenses	15,452	12,755
Loss on disposal of property, plant and equipment	2,256	22,728
Loss/(gain) on sales of investments	27,340	(384,758)
Minority interest	-	-
Changes in current assets and liabilities:		
Accounts receivable	(426,455)	21,561
Provision for doubtful accounts	(3,773)	13,819
Inventories	(4,987)	35,137
Prepaid expenses	7,670	4,639
Other non-current assets	(4,602)	5,820
Accounts payable and accrued liabilities	(145,887)	140,707
Income and other taxes	389,425	54,804
Other current liabilities	(36,557)	79,043
Net cash provided by operating activities	2,209,613	2,523,451
Investing activities		
Investments made	(67,089)	(1,087,624)
Loans redemption	12,580	4,959
Acquisition of shares in subsidiaries	-	(31,317)
Proceeds from investments sales	-	999,017
Proceeds from disposals of property, plant and equipment	2,395	46,850
Capital expenditures	(889,058)	(984,728)
Net cash used in investing activities	(941,172)	(1,052,843)
Financing activities		
Loans proceeds received	326,415	695,565
Loans repaid	(467,484)	(1,343,047)
Dividends paid	(91,662)	(1,339,407)
Net cash used in financing activities	(232,731)	(1,986,889)
Increase/(decrease) in cash and equivalents	1,035,710	(516,281)
Cash and equivalents at beginning of year	104,594	620,875
Cash and equivalents at end of the period	$ 1,140,304	$ 104,594
Supplemental disclosures of cash flow information		
Cash paid for interest (net of amount capitalized)	$ 123,468	$ 171,783
Cash paid for income taxes	$ 815,667	$ 136,241

1. General

Description of Business

AO Siberian Oil Company (the "Company" or "Sibneft") is a vertically integrated Russian oil company. Its principal activities concern oil and gas exploration, production, refining and marketing.

The Company was created by Presidential Decree Number 872 dated August 24, 1995. On September 29, 1995 Sibneft's charter was approved when the Government of the Russian Federation issued Resolution Number 972. The Omsk Registration Chamber officially registered Sibneft on October 6, 1995.

Under the terms of the Presidential Decree, Sibneft received 51 percent of the voting common shares (38 percent of the charter capital) belonging to the Russian Federation in four companies: Noyabrskneftegaz ("Noyabrsk"), Omsk Refinery ("OR"), Noyabrskneftegasgeophysica ("Geofizika") and Omsknefteprodukt ("Nefteprodukt").

Noyabrsk is primarily engaged in the exploration, production and development of oil and gas from its fields in the south Yamalo-Nentsk autonomous region and the northern part of the Khanti-Mansisk autonomous region. OR's principal activity is the production of refined petroleum products at its refinery in Omsk, Western Siberia. Nefteprodukt carries out marketing operations through its retail outlets in the Omsk region. Geofizika provides exploration and technical services in the Noyabrsk region. Since 2001, all export trade has been consolidated through a wholly owned subsidiary, Siboil.

Under Russian legislation, natural resources, including oil, gas, precious metals and minerals and other commercial minerals situated within the territory of the Russian Federation are the property of the State. The Law of the Russian Federation No. 2395-1, "On Subsurface Resources", regulates relations arising in connection with the geological study, use and protection of subsurface resources within the territory of the Russian Federation. Pursuant to the Law, subsurface resources may be developed only on the basis of a license. The license is issued by the regional governmental body and contains information on the site to be developed, the period of activity, financial and other conditions. The Company holds multiple licenses issued by Regional authorities in areas where its subsidiaries are located.

The Company sells its crude oil under general rules of export quotation applicable for all Russian oil producers. Under the general rules the export quotas for Transneft pipeline system is defined and approved by the Energy Commission of the Russian Government based on the legislation on equal access to the oil pipeline system. In 2004 and 2003 the Company's export sales (including sales to other CIS countries and export bypassing Transneft pipeline system) have approximated 50% and 51% of production, respectively. The remaining production was processed at the Company's refineries and other Russian refineries for further sales on the domestic and international markets.

Russian Business Environment

The Russian economy while deemed to be of market status continues to display certain traits consistent with that of a market in transition. These characteristics have included high inflation, lack of liquidity in the capital markets and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. In addition law and regulations, including interpretations, enforcement and judicial processes, continue to evolve in Russia. Among many elements of legal rights, obligations and restrictions: matters pertaining to mineral rights, environmental protection, property abandonment, transportation and exportation, corporate governance, taxation and others continue to have a significant influence on the Company's industry. The continued success and stability of the Russian business environment will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

Currency Exchange and Control

Foreign currencies, in particular the US dollar and Euro, play a significant role in the underlying economics of many business transactions in Russia. For the oil and gas sector in particular, substantial export arrangements as well as investing and financing activities are conducted in hard currencies such as the US dollar.

The Central Bank of Russia has established strict currency control regulations for managing ruble supply and demand and available hard currencies. Such regulations place restrictions on the conversion of rubles into hard currencies and establish requirements for conversion of hard currency sales to rubles. While in recent years conversion requirements have been reduced, such matters continue to be a substantial consideration for many companies in managing currency risks.

The Company conducts a substantial portion of its commercial activities using US dollar denominated contracts. In addition, substantial financing and investing activities, obligations and commitments are also based on the US dollar. However, many operating and investing expenditures, as well as taxation and statutory actions are conducted in rubles. As a result of this and currency controls, the Company's principal currency risk relates to the fluctuations of US dollars to rubles, as well as maintaining hard currency to pay its US dollar denominated obligations. The Company attempts to manage these risks through maintaining certain levels of product exports and is contractually obligated to do so under certain of its financing agreements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company and its subsidiaries maintain their books and records in accordance with accounting and taxation principles and practices mandated by the Russian legislation. The accompanying consolidated financial statements were derived from the Company's Russian Statutory books and records with adjustments and reclassifications made to present them in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The accompanying financial statements differ from the financial statements issued for statutory purposes in Russia in that they reflect certain adjustments, not recorded in the Company's books, which are appropriate to present the financial position, results of operations and cash flows in accordance with US GAAP. The principal adjustments relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property, plant and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) valuation allowances for unrecoverable assets; (7) accounting for the time value of money; (8) accounting for investments in oil and gas property and conveyances; (9) consolidation principles; (10) recognition and disclosure of guarantees, contingencies, commitments and certain rights and obligations.

Principles of Consolidation and Long-term Investments

The consolidated financial statements of the Company include the accounts of all majority owned subsidiaries where no minority shareholder or group of minority shareholders exercise substantive participating rights. Investments in companies that the Company does not control, but has the ability to exercise significant influence over their operating and financial policies, are accounted for under the equity method. Accordingly, the Company's share of net earnings and losses from these companies is included in the consolidated income statement as income from equity affiliates. All other investments in equity securities are recorded at cost. As further discussed in Note 7, the Company has interests in various Russian legal entities, which are accounted for using the cost method. Intercompany profits, transactions and balances have been eliminated in consolidation.

The Company is subject to the full provisions of Financial Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities" and FASB Staff Position FIN 46(R)-5, "Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities" ("FSP FIN 46(R)-5") and it does consider in its consolidation principles whether the Company in substance controls certain legal entities.

An assessment of impairment is done annually, or whenever events or circumstances indicate that the investment may be impaired, and a provision is made, if required, to recognize a decline other than temporary in the value of the investments. The amount of the impairment is based on quoted market prices, where available or other valuation techniques, including discounted cash flows. An impairment loss creates a new cost basis and reversal is prohibited.

Reserves and Retained Earnings

Reserves represent the Company's net asset position, excluding common stock at the time of the Company's formation in 1995. Retained earnings represent all cumulative net profit subsequent to formation.

Management Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet as well as the revenues and expenses during the reporting periods. Certain significant estimates and assumptions for the Company include: recoverability and lives of long-term assets and investments; provisions for uncollectible accounts receivable; asset retirement obligations; legal and tax contingencies; environmental remediation obligations; recognition and disclosure of guarantees and other commitments. Management believes it has a reasonable and appropriate basis for its judgment pertaining to its estimates and assumptions. However, actual results could differ from those estimates.

Foreign Currency Translation

The functional currency of the Company is the US Dollar because the majority of its revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in US Dollars.

Since the Company's books of record are maintained in Rubles, it must remeasure those balances under SFAS 52. Monetary assets and liabilities have been translated into US dollars at the exchange rate at balance sheet date. Non-monetary assets and liabilities have been translated at historical rates. Data on revenues, expenses, and cash flows are translated into US dollars at historical exchange rates prevailing on the transactions dates. Gains and losses resulting from the remeasurement into US dollars are included in the consolidated statement of income.

As of December 31, 2004 and 2003, the official rates of exchange were 27.75 rubles = US$1 and 29.45 rubles = US$1, respectively.

Cash and Cash Equivalents

The Company classifies as cash and cash equivalents, amounts on deposit in banks, letters of credit and all highly liquid investments with a maturity of three months or less from the date of purchase.

Trade Receivables

Trade receivables are presented at net realizable value. Allowances are provided for estimated uncollectible amounts. Estimation is made based on aging of the receivable, past history of settlements with the debtor and existing economic conditions. Estimates of allowances require the exercise of judgment and the use of assumptions. The past due status of receivable is determined based on contractual obligations. Allowances for uncollectible amounts are recorded as a part of selling, general and administrative expenses.

VAT Receivable

Value added tax ("VAT") paid in connection with the export of crude oil and oil products relates to exempt activities and is eligible for refunds upon completion of each transaction. VAT paid in connection with capital construction is recoverable upon capital construction completion and placing such assets into operation.

Loans Receivable

Loans receivables are presented at net realizable value. Allowances are provided for estimated losses. Estimation is made based on past history of settlements with the borrower and existing economic conditions. The past due status of a receivable is determined based on contractual obligations. Allowances for losses are recorded as a part of Selling, General and Administrative expenses. Interest income is accrued when it's due and recorded as a part of interest received and other income.

Inventories

Inventories of crude oil, refined oil products, materials and supplies, and finished goods are valued at the lower of cost or net realizable value. For inventories valued at cost, the Company uses the weighted-average-cost method. Costs include both direct and indirect expenditures incurred in bringing an item or product to its existing condition and location, but not unusual/non-recurring costs or research and development costs.

Oil and Gas Properties

Sibneft follows the successful efforts method of accounting for its oil and gas exploration and production activities.

Lease acquisition costs related to properties held for oil and gas production are capitalized when incurred. Unproved properties with acquisition costs, which are individually significant, are assessed on a property-by-property basis, and a loss is recognized, by provision of a valuation allowance, when the assessment indicates impairment in value.

Exploratory costs, excluding the costs of exploratory wells, are charged to expenses as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination whether such wells have found proved reserves, which justify commercial development. If such reserves are not found, the drilling costs are charged to exploratory expenses. Intangible drilling costs applicable to productive wells and to development dry holes, as well as tangible equipment costs and costs of injection wells related to development of oil and gas reserves are capitalized.

Russian financial information is maintained in historic ruble terms. However, the US$ historic cost of oil and gas properties in the accompanying consolidated balance sheets were obtained using the same methodology applied to property, plant and equipment, as discussed below in "Property, Plant and Equipment".

Property, Plant and Equipment

As discussed above, Russian financial information is maintained in historic ruble terms. In years prior to 1992, exchange rates were fixed by the government and did not necessarily correspond to the real market value of the ruble. In addition, certain purchases were made through central purchasing authorities and values transferred to receiving organizations were determined by the government. During 1992, fixed assets were revalued in accordance with Government Decree Number 595 dated August 14, 1992. Similar revaluations took place as of January 1, 1994, January 1, 1997 and January 1, 1998. Indexes used for these revaluations did not necessarily reflect the changes in the ruble's value, nor did they result in the value of the underlying fixed assets to which they were applied being revalued to a current market value.

As a result, it was not possible to determine from the statutory accounting records an appropriate carrying value of property, plant and equipment for US GAAP reporting purposes. Accordingly, an independent appraisal company, American Appraisal (AAR) Inc., was engaged to perform an historic cost valuation of property, plant and equipment, together with related accumulated depreciation as of December 31, 1996.

In performing a valuation of property, plant and equipment, the independent appraisal company employed appraisal techniques to determine both the historic cost and fair market value (in-use) for the appraised property in US$ terms. The first step in estimating the historic cost and fair market value of the fixed assets entailed estimating the cost new, which is either cost of reproduction new ("CRN") or, where CRN data was not available due to technical and/or design changes, the cost of replacement ("COR"). The CRN reflects the cost to reproduce the existing property in like kind while the COR reflects the cost to replace the existing property using current technology and materials. Cost data from both Russian and foreign producers of equipment was taken into account.

To arrive at an appropriate estimate of original historic cost, the CRN/COR was back-trended according to the actual age of the asset using historic western inflation adjustments. The historic cost of the assets was then depreciated using estimates of economic useful lives as outlined in "Depreciation, Depletion and Amortization" below.

The results of this work were used to determine the carrying values of property, plant and equipment for US GAAP purposes as of December 31, 1996. Since that date, disposals of property, plant and equipment have been accounted for at their historic cost while additions to property, plant and equipment have been recorded at cost using exchange rates as of the transaction dates.

The cost of maintenance, repairs, and replacement of minor items of property is charged to operating expense. Renewals and betterments of assets are capitalized. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of net income.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization of oil and gas properties are provided on the unit-of-production method based on the ratio of current year production to total estimated future production from proved developed reserves.

The provision for depreciation and amortization with respect to operations other than oil and gas producing activities is computed using the straight-line method based on estimated economic lives. Composite depreciation rates are applied to similar types of buildings and equipment having similar economic characteristics, as shown below:

Asset Group	Average Life
Buildings and land improvements	8-35 years
Machinery and Equipment (including refinery assets)	8-30 years
Vehicles and other	3-10 years

Impairment of Long-lived Assets

Long-lived assets, including proved oil and gas properties at a field level, are assessed for possible impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Properties, plant and equipment used in operations are assessed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recovered. If the carrying amounts are not expected to be recovered by undiscounted pretax future cash flows, the assets are impaired and an impairment loss is recorded through additional amortization or depreciation provisions in the periods in which the determination of impairment is made.

Exploration and Development Assets - The recoverability of oil and gas properties, net of accumulated depreciation, is assessed whenever events or circumstances indicate a potential impairment. Such assessment includes comparison of the book value of oil and gas properties with estimated non-discounted future cash flows before tax.

Revenues used in calculating future cash flows before tax are determined based on selling prices paid by end users and oil and gas reserves. Such forecasts might differ from SFAS No. 69 disclosure due to permitted differences in assumptions. The test is performed for each extraction division, which is generally the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The recoverability of oil and gas properties is assessed whenever events or circumstances indicate a potential impairment. In such circumstances the Company assesses the carrying value of oil and gas properties against management's' best estimates of the undiscounted net future pre-tax cash flows. For oil and gas properties, the test is performed on a field-by-field basis. Where an assessment indicates impairment in value, the oil and gas properties are written down to their fair value, as determined by the projection of discounted net future pre-tax cash flows. Based on the result of the latest evaluation as of December 31, 2004, no write down was required for the period ended December 31, 2004.

Refining, Marketing and Distribution – The recoverability of these assets are generally evaluated based on the evaluation of cash flows on the basis of key operating unit, generally legal entities. Because the assets of this segment (particularly the refining units) are largely an integrated set of operations, recognition of this condition is considered in evaluating a particular units value or utilization to generating other cash flows. No impairment has been recognized for the years ended December 31, 2004 and 2003.

Maintenance and Repair

Maintenance and repairs, which are not significant improvements, are expensed when incurred.

Capitalized Interest

Interest is capitalized on expenditures made in connection with capital projects (exclusive of oil and gas properties) that, theoretically, could have been avoided if expenditures for the assets had not been made. Interest is only capitalized for the period that activities are in progress to bring these projects to their intended use. During 2004 and 2003, interest capitalized related to capital projects amounted to US$ 9.7 million and US$ 9.4 million, respectively.

Minority Interest in Subsidiary Companies

Minority interest in the consolidated balance sheets reflects minority owners' percent share of shareholders' capital in subsidiaries. The minority interest is calculated based on the shareholders' equity of each subsidiary as determined under US GAAP. The actual ruble denominated balance attributable to minority interests may differ from this amount.

Minority owners' interest in the Company's subsidiaries is as follows:

	December 31, 2004		December 31, 2003	
	Voting	Total	Voting	Total
Geofizika	19%	19%	19%	19%
Meretoyahaneftegas	33%	33%	33%	33%
Sibneft-Ugra	1%	1%	1%	1%

Income Taxes

The Company is not subject to taxation on a consolidated basis. Current income taxes are provided on the accounting profit as determined under the local accounting principles at a rate of 24%, as of December 31, 2004 and 2003, after adjustments for certain items which are not deductible for taxation purposes, and after consideration of different tax credits.

Deferred income taxes are determined using the liability approach in accordance with SFAS No. 109, "Accounting for Income Taxes". This method gives consideration to the future tax consequences based on the effective tax rate associated with differences between the financial reporting and tax basis of assets and liabilities and gives immediate income statement effect to changes in income tax laws, including changes in the tax rates. A valuation allowance is recorded to reduce deferred tax assets when management believes it is more likely than not that a tax benefit will not be realized.

Comprehensive Income

SFAS 130, "Reporting Comprehensive Income," defines standards for the reporting and display of comprehensive income (net income plus all other changes in net assets from non-owner sources) and its components in financial statements. As of December 31, 2003 comprehensive income includes other comprehensive loss from unrealized hedging activities.

During 2004 the Company used derivative instruments qualified as cash flow hedges to reduce risk associated with the volatility of crude oil and petroleum products world prices. The Company does not enter into derivative transactions for speculative or trading purposes.

These instruments are intended to compensate for the difference between fixed price at the moment when the instruments are sold and actual selling price at the moment when physical quantities are shipped.

All instruments were settled before December 31, 2004 and the unrecognized loss of US$ 2.2 million accumulated other comprehensive income was recognized in income during 2004. The Company has no outstanding derivatives at December 31, 2004.

Earnings per Share

Basic and diluted earnings per common share have been determined by dividing the available income to common shareholders by the weighted average number of shares outstanding during the year. There are no potentially dilutive securities.

Accounting for Contingencies

Certain conditions may exist as of the date these financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and legal counsel assess such contingent liabilities. The assessment of loss contingencies necessarily involves an exercise of judgment and is a matter of opinion. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of management and its legal counsel, may be of interest to shareholders or others.

Recognition of Revenues

Revenues from the production and sale of crude oil, petroleum and chemical products and all other products are recognized when deliveries of products to final customers are made, title passes to the customer, collection is reasonably assured and sales price to final customers is fixed or determinable. Specifically, domestic crude oil sales and petroleum product and materials sales are recognized when they are shipped to customers, which is generally when title passes. For export sales, title generally passes at the border of the Russian Federation and the Company is responsible for transportation, duties and taxes on those sales.

Other revenues consist primarily of sales of services and utilities and are recognised when goods are provided to customers and services are performed providing that the price for the service can be determined and no significant uncertainties regarding realization exist.

Revenues are stated net of VAT and excises on the oil products.

Transportation Costs

The Company incurred US$ 783 million and US$ 628 million on delivering of crude oil and refined products to its customers for the years ended December 31, 2004 and 2003, respectively. Shipping and handling costs are included in Transportation expenses and are accounted as part of Selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

Retirement and Other Benefit Obligations

The Company and its subsidiaries do not have any substantial pension arrangements separate from the State pension scheme of the Russian Federation, which requires current contributions by the employer calculated as a percentage of current gross salary payments; such contributions are charged to expense as incurred. In addition, the Company has no post-retirement benefits or significant other compensated benefits requiring accrual.

Recent Accounting Standards

Inventory costs: In 2004, the FASB issued SFAS No. 151, *Inventory costs* (SFAS 151) which amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expenses, freight, handling costs and wasted materials (spoilage) should be recognized as current period expenses. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005.

The Company will apply the provisions of the Statement prospectively to inventory costs incurred on or after January 1, 2006. Management has not determined what impact, if any, this standard will have on the Company's financial position and results of operations.

Exchanges of Non-monetary Assets: In December 2004, the FASB issued SFAS No. 153, *Exchanges of Non-monetary Assets*". This Statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change.

The provisions of SFAS 153 are effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of the provisions of SFAS 153 is not expected to have a material impact on the Company's results of operations, financial position or cash flow.

Conditional asset retirement obligations: In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" ("FIN 47"). This interpretation clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event if the liability's fair value can be reasonably estimated. The Company is analyzing the provisions of this interpretation to determine the effects, if any, on the Company 's results of operations, financial position or cash flow.

Suspended well costs: In April 2005, the FASB issued FASB Staff Position FAS No. 19-1, "Accounting for suspended well costs" ("FSP FAS 19-1"). FSP FAS 19-1 amends SFAS 19 and applies to companies that follow the successful efforts method of accounting. FSP FAS 19-1 concludes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and an entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. In addition FSP 19-1 requires certain disclosures to provide financial statement users information about management's evaluation of capitalized exploratory well costs. The provisions of FSP FAS 19-1 are effective for the first reporting period beginning after April 4, 2005 and should be applied prospectively to existing and newly capitalized exploratory well costs. The adoption of the provisions of FSP FAS 129-1 is not expected to have a material impact on the Company 's results of operations, financial position or cash flow.

Accounting changes and error correction: In May 2005, the FASB issued SFAS No. 154, "Accounting changes and error corrections" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" ("APB 20"), and SFAS No. 3, "Reporting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principal. SFAS 154 requires retrospective application to prior period's financial statements of all changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, if a pronouncement which requires the change in accounting principle does not include specific transition provisions. SFAS 154 carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. The adoption of the provisions of SFAS 154 is not expected to have a material impact on the Company's results of operations, financial position or cash flow.

Reclassifications

Certain reclassifications in the consolidated financial statements as of and for the year ended December 31, 2003 have been made to conform with the current year's presentation; such reclassifications have no effect on net income or shareholders' equity.

3. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, comprise the following (in US$ thousands):

	2004	2003
Cash in bank - rubles	439,005	32,832
Cash in bank - foreign currency	342,670	71,636
Bank deposits	358,108	-
Cash on hand	521	126
Total cash and cash equivalents	1,140,304	104,594

Bank deposits represent cash deposited in major western bank for the period less then three months in amount of US$ 358 million bearing weighted average interest rate of 3% per annum on ruble amounts and 3.8% per annum on US dollars deposits, respectively.

The majority of foreign currency cash in bank is represented by US dollars.

4. Loans Receivable

The Company provided ruble loans to third parties with the maturity of one month to one year and bearing weighted average interest nil and 9.9% per year as of December 31, 2004 and 2003 respectively.

The fair values of loans provided are approximately equal to their carrying value in the consolidated financial statements.

5. Accounts Receivable

The composition of accounts receivable is as follows as of December 31, (in US$ thousands):

	2004	2003
Trade receivables	815,742	755,177
Advances paid to suppliers	364,982	279,253
Value added tax receivable	545,580	315,053
Other	100,997	51,363
Less allowance for doubtful accounts	(75,666)	(79,439)
Total accounts receivable	1,751,635	1,321,407

Trade receivables are represented by amounts due from regular customers in the ordinary course of business and are short-term in nature.

Management has provided a specific allowance on amounts due from commercial and industrial customers principally based on the overall delinquency in customer payments. The Company's trade receivables are denominated primarily in US$ and are short-term in nature.

6. Inventories

The following are the major components of inventory as of December 31, (in US$ thousands):

	2004	2003
Crude oil	36,201	30,326
Petroleum products	64,303	81,962
Materials and supplies	166,568	149,459
Other	25,118	25,456
Total inventories	292,190	287,203

7. Long-Term Investments

None of the companies listed below are publicly traded in Russia and due to the nature of the financial markets it is not possible to obtain a current market price for these investments. However, management believes that the costs of these investments approximate their fair values. The significant equity and other long-term investments are summarized below as of December 31, 2004 and 2003 (in US$ thousands):

	2004	2003
Investments in Russian companies		
- Oil and gas producing	1,767,695	1,510,431
- Refining	295,535	293,490
- Marketing	133,810	105,792
- Other	22,467	11,508
Total long-term investments	2,219,507	1,921,221

Investments in oil and gas producing associated companies, as of December 31, 2004 and 2003 equals to a 49.716% interest in AO NGK Slavneft and various minority stakes in Slavneft' subsidiaries held through investment trust arrangement. During 2004 Sibneft and TNK agreed to jointly manage the refineries of Slavneft group and work out the split of upstream assets and petroleum stations, which was not completed as of December 31, 2004.

The purchase cost of these investments is US$ 1,261 million. Based on consolidated financial statements and management estimates the Company's share of Slavneft' earnings for 2004 amounted to US$ 654 million (US$ 468 million (unaudited) for 2003 earnings) and is reflected in income from equity affiliates. During 2004 Slavneft announced and paid to the Company US$ 397 million of dividends (US$ 219 million in 2003).

The following table represents the Company's proportional interest in the summarized financial information of Slavneft based on consolidated financial statements:

	2004	2003 (unaudited)
Total assets	2,597,388	1,947,180
Total liabilities	826,044	457,505
Net Income	654,177	467,774

Investments in refining equals to a 38.8% voting interest in Moscow Oil Refining Plant (MNPZ) (38.5% voting interest as of December 31, 2003). The purchase cost of these investments is US$ 280 million and US$ 279 million as of December 31, 2004 and 2003, respectively. Based on financial statements and management estimates the Company's share of MNPZ's earnings for 2004 amounted to US$ 2.1 million (US$ 5.4 million in 2003) and is reflected in income from equity affiliate. During 2004 MNPZ announced and paid to the Company US$ 0.9 million of dividends.

The following table represents the Company's proportional interest in the summarized financial information of MNPZ based on statutory translated financial statements (unaudited):

	2004	2003
Total assets	125,847	120,212
Total liabilities	20,132	17,519
Net Income	2,127	5,464

Investments in marketing companies include various wholesale and retail distribution companies. The Company holds a 27.4% voting interest (25.5% in 2003) in OAO Mosnefteproduct. The increase of voting interest is due to preferred shares being granted voting rights. Total cost of investment equals US$ 56 million, as of December 31, 2004 and 2003.

8. Oil and Gas Properties

Oil and gas properties as of December 31, are as follows (in US$ thousands):

	2004	2003
Oil and gas properties	9,148,407	8,896,871
Less: Depreciation, depletion and amortization	(5,221,271)	(5,148,221)
Total oil and gas properties, net	3,927,136	3,748,650

The Company's oil and gas fields and related hydrocarbons belong to government authorities. The Company obtains licenses from such government authorities and pays royalties to explore and produce from these fields. These licenses expire between 2013 and 2050. During 2004 management was successful in extending several licences and believes the remaining licences may be extended at the initiative of the Company and management intends to extend such licenses for properties expected to produce subsequent to their original license expiry dates.

9. Property, Plant and Equipment

Property, plant and equipment as of December 31, is as follows (in US$ thousands):

	2004	2003
Buildings	1,711,396	1,561,742
Machinery and equipment	1,674,843	1,215,895
Vehicles and other equipment	96,577	78,850
	3,482,816	2,856,487
Less: Accumulated depreciation	(2,791,565)	(2,335,266)
Total property, plant and equipment, net	691,251	521,221

10. Construction-in-Progress

Construction-in-progress includes various construction projects and machinery and equipment delivered but not yet installed. As of December 31, 2004, detail of construction in progress is as follows (in US$ thousands):

	Construction Work in Progress	Machinery/ Equipment To be installed	Total
Buildings	17,018	-	17,018
Plant and machinery	96,943	-	96,943
Vehicles and other equipment	19,641	47,648	67,289
Total	133,602	47,648	181,250
Comparative balance at December 31, 2003	101,178	69,330	170,508

11. Short-Term Loans

As of December 31, the Company had short-term loans outstanding as follows (in US$ thousands):

	2004	2003
Banks	20,000	62,037
Related parties	1,384	2,755
Other	14,096	79
Total	35,480	64,871

Bank loans are comprised of (1) export financing loan facilities in US$ from major western banks and their affiliates, secured by Noyabrsk crude production and (2) unsecured loans from Russian banks, denominated in US$ and rubles with fixed terms of repayment.

In general, short-term loans are used for the provision of working capital needs. As of December 31, 2004 more than 57% of the loans were provided in US$. At December 31, 2004 the Company has a US$ 20 million secured loan outstanding from Raiffeisen Zentralbank Oesterrich. The loan bears a floating interest at rate of LIBOR plus 2.0%.

At December 31, 2003 the Company also has a number of loans from Noyabrskneftecombank, BNP Paribas Bank, Westdeutsche Landesbank Vostok, ABN AMRO Bank N.V., MDM-BANK.

Other short-term loans were represented by a number of ruble denominated non-banking borrowings totaling US$ 14 million bearing no interest.

Weighted average interest rates related to the short-term loans outstanding as of December 31, 2004 for US$ and ruble denominated loans equal 4.48% and 1.34%, respectively. During the year ended December 31, 2004, the weighted average US$ and ruble denominated short-term debt balances outstanding were US$ 84 million and US$ 15 million, respectively, with weighted average interest rates of 4 and 1 percent, respectively. During the year ended December 31, 2003, the weighted average US$ and ruble denominated short-term debt balances outstanding were US$ 315 million and US$ 1 million, respectively, with weighted average interest rates of 5 and 18 percent, respectively.

12. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2004, comprise the following (in US$ thousands):

	2004	2003
Trade accounts payable	511,182	648,565
Other accounts payable	25,926	31,403
Total accounts payable	537,108	679,968

13. Income and Other Taxes

Income and other taxes payable comprise the following, as of December 31 (in US$ thousands):

	2004	2003
Value added tax	312,655	78,700
Mineral extraction tax	141,291	73,056
Income tax	96,245	9,762
Property tax	10,311	9,061
Excise tax	6,104	15,455
Other	11,796	2,943
Total income and other taxes payable	578,402	188,977

The Russian government has recently revised the Russian tax system. The new tax system is intended to reduce the number of taxes and the overall tax burden on businesses and to simplify the tax laws. However, the revised tax system relies heavily on the judgments of local tax officials and fails to address many of the existing problems. Even in the event of further reforms to tax legislation, they may not result in a reduction of the tax burden on Russian companies and the establishment of a more efficient tax system. Conversely, they may introduce additional tax collection measures. Accordingly, the Company may have to pay significantly higher taxes, which could have a material adverse effect on its business.

The above tax payable includes payables accrued and due the tax authorities together with the reserves for taxes calculated based on the results of prior years tax audits. The amount of reserve equals the actual payments settled by the Company during first four months of 2005.

14. Assets Retirement Obligation

According to Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), the Company has potential asset retirement obligations associated with the conduct of its business activities. The accounting standard applies to legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the liability is accreted for the passage of time and the related asset is depreciated over its estimated useful life. The nature of the assets and potential obligations are as follows:

<u>Exploration and Production</u>

The Company's field exploration, development, and production activities includes assets related to: well bores and related equipment and operating sites, gathering and oil processing systems, oil storage and pipelines to main transportation trunks. Generally, its licenses and other operating permits require certain actions to be taken by the Company in the abandonment of these operations after the end of production. Such actions include well abandonment activities, equipment dismantlement and other reclamation activities. The Company's estimates of future abandonment costs consider present regulatory or license requirements and are based upon management's experience of the costs and requirement of such activities.

Management believes that present regulatory and permitting activities do not stipulate an obligation associated with abandoning of gathering and oil processing systems, oil storage and pipelines to main transportation trunks. As a result, the Company believes that it does not have clear or definitive legal or contractual obligations associated with activities to retire or otherwise abandon those assets.

Refining, Marketing and Distribution

This business segment covers refining operations and retail networks. The Company's refining operations consist of major industrial complexes. These industrial complexes have been in operation for several decades. Because of the nature of the operation of these complexes, management believes that these industrial complexes have indeterminable lives, while certain operating components and equipment have definite lives.

Management believes that present regulatory and permitting activities do not stipulate an obligation associated with abandoning these industrial complexes. As a result, the Company believes that it does not have clear or definitive legal or contractual obligations associated with activities to retire or otherwise abandon those assets.

Inasmuch as the regulatory and legal environment in Russia continues to evolve, there could be future changes to the requirements and costs associated with abandoning long-lived assets.

The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity measures changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount is recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income.

The following summarizes the activity of the asset retirement obligations (in US$ thousands)

	2004	2003
Beginning balance as of January 1,	193,297	157,113
Revision in the estimated cash flows	70,331	19,517
Liabilities incurred in the current period	4,943	1,683
Liabilities on new companies	-	2,229
Accretion expense	15,452	12,755
Ending balance as of December 31,	284,023	193,297

15. Long-Term Debt

As of December 31, 2004, the Company had outstanding loans as follows (in US$ thousands):

	2004	2003
Bank loans outstanding	465,258	564,962
Bonds	942,462	942,462
Other borrowings	5,043	17,017
Less current portion of long- term debt	(344,566)	(303,427)
Total long-term debt	1,068,197	1,221,014

Bank loans are comprised of loan facilities in US$ from major western banks and their affiliates.

In general, long-term loans are used for the provision of capital expenditures and investment needs. The Company has secured bank loans outstanding as of December 31, 2004 from Raiffeisen Zentralbank Oesterreich (RZB), Westdeutsche Landesbank Vostok (West LB), ABN-AMRO Bank N.V. and BNP Paribas S.A., and also two unsecured loans from Salomon Brothers. As of December 31, 2003 the Company had secured bank loans outstanding from Raiffeisen Zentralbank Oesterreich (RZB), Westdeutsche Landesbank Vostok (West LB), ABN-AMRO Bank N.V. and BNP Paribas S.A., and also two unsecured loans from Salomon Brothers.

In December 2002, the Company placed US$ 500 million in 7-year Eurobonds on the Luxemburg Stock Exchange. The bonds bear interest of 10.75% per year. The bonds have a semi-annual coupon. An accrued interest for the bonds in the amount of US$ 24.8 million is included in current portion of long-term debt (US$ 24.8 million as of December 31, 2003).

In January 2002, the Company placed US$ 250 million in 5-year Eurobonds on the Luxemburg Stock Exchange. The bonds bear interest of 11.5% per year. Subsequently, in March 2002, the Company extended the issue up to US$ 400 million. All bonds have a semi-annual coupon. An accrued interest for the bonds in the amount of US$ 17.6 million is accounted in current portion of long-term debt (US$ 17.6 million as of December 31, 2003).

The Company has a US$ 160.4 million (including a US$ 107.1 million current portion) secured by Noyabrsk export proceeds loan from ABN AMRO Bank N.V. The loan is due July 2006 and bears floating interest at rates of LIBOR plus 1.40%.

The Company has a US$ 123.6 million (including a US$ 13.1 million current portion) secured loan from BNP Paribas S.A. maturing in June 2007, bearing floating interest at rates of LIBOR plus 3.0%. This loan is secured by Noyabrsk export proceeds. As of December 31, 2003 the Company had a US$ 136.1 million (including a US$ 13.1 million current portion) secured loan from BNP Paribas S.A. due June 2007, bearing floating interest at rates of LIBOR plus 3.0%.

The Company has a US$ 117.0 million secured loan from West LB maturing in December 2005 bearing floating interest at rates of LIBOR plus 2.15%. This loan is secured by Noyabrsk export proceeds. As of December 31, 2003 the Company had a US$ 233.5 million secured US$ loan from West LB due December 2005 (including a US$ 116.8 million current portion), bearing floating interest at rates of LIBOR plus 2.15%.

The Company has a US$ 64.3 million secured loan from RZB maturing in December 2005, bearing floating interest at rates of LIBOR plus 3.25%. This loan is secured by Noyabrsk export proceeds. As of December 31, 2003 the Company had a US$ 128.6 million (including a US$ 64.3 million current portion) secured loan from RZB due December 2005, bearing floating interest at rates of LIBOR plus 3.25%.

At December 31, 2003 the Company had a US$ 66.2 million (all current) secured loan from ABN AMRO Bank N.V. repayable in rubles at the rate of exchange as of the date of payment. The loan bears floating interest at rates of LIBOR plus 3.75% and was fully repaid in July 2004.

Other borrowings represents a number of ruble denominated unsecured borrowings from non-banking organizations totaling US$ 5.0 million (including a US$ 0.6 million current portion) with maturity dates from 2005 to 2011 bearing nil interest rate. As of December 31, 2003 other borrowings represented a number of US dollars and ruble denominated unsecured borrowings from non-banking organizations totaling US$ 17.0 million (including a US$ 0.3 million current portion) with maturity dates from 2006 to 2011 bearing interest at rates from 17.0 to 24.6% on US$ denominated borrowings and 0% on ruble denominated respectively.

The loan agreements contain covenants that require the Company's ratios of net sales to debt payments, EBITDA to total debt payments, and total exports to total US$-denominated debt to be within certain limits, and its total debt to total assets ratio to be no greater than 70%. Management believes the Company is in compliance with these covenants as of December 31, 2004.

Maturities of long-term - loans as of December 31, 2004 are as follows (in US$ thousands):

Year due	Amount due
2005	344,566
2006	126,974
2007	436,820
2008	-
2009 and later	504,403
	1,412,763

16. Capitalization

The Presidential Decree establishing Sibneft stated that the charter capital of the Company would be equal to 38 percent of the aggregate of the charter capitals of its four subsidiaries at the date of formation. The 38 percent of the aggregate of the Charter capitals of the four subsidiaries also gave Sibneft 51 percent of the voting common stock in each of the subsidiaries and represented the Government's ownership in these companies. This consolidation of the Government's ownership into one company established the share capital of Sibneft at 4,516,396,250 shares of 0.0016 rubles each. On December 16, 1998 the Company issued additionally 224,903,389 shares of 0.0016 rubles each. For the purposes of these financial statements, the ruble value of the shares has been translated into US$ at the historical exchange rate.

The shareholders' capital account represents the authorized capital of the Company, as stated in its charter document. The common shareholders are allowed one vote per share. Dividends paid to shareholders are determined by the directors and approved at the annual shareholders' meeting.

The following comprises the share structure of the Company, as of December 31, 2004:

	Number of Shares (millions)	Ownership Percentage
ZAO Zapadno-Sibirskiy Depositariy (as nominee)	2,750	57.9986%
Deutsche Bank (as nominee)	1,638	34.5399%
Other investors	353	7.4615%
Total	4,741	100.0%

No dividends have been declared for the year ended December 31, 2004 (US$ 1,243 million had been declared for the year ended December 31, 2003).

In accordance with Russian accounting standards, earnings available for dividends are limited to profits, retained earnings and other income, denominated in rubles, after certain deductions.

17. Fair Value of Financial Instruments, Including Derivative Activity

Fair values

The estimated fair values of financial instruments are determined with reference to various market information and other valuation methodologies as considered appropriate, however considerable judgment is required in interpreting market data to develop these estimates. Accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market situation. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risk. The creditworthiness of these institutions is routinely reviewed and full performance is anticipated.

The net carrying values of cash and cash equivalents, other short-term investments, loans receivable, accounts receivable and payable, taxes payable and accrued liabilities approximate their fair values because of the short maturities of these instruments.

As discussed in Note 7, the Company has investments in certain Russian companies. There are no quoted market prices for these instruments and a precise estimate of fair value could not be made without incurring excessive costs. However, management believes that the carrying value of these investments does not differ substantially from their fair value.

Loan arrangements on short-term and long-term debt have both fixed and variable interest rates that reflect the currently available terms for similar debt. The carrying value of this debt is a reasonable approximation of its fair value.

Credit risk

Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of accounts receivables, cash and cash equivalents, prepaid VAT as well as loans receivable and advances. A significant portion of the Company's accounts receivable is due from domestic and export trading companies. The Company does not generally require collateral to limit the exposure to loss; however, sometimes letters of credit and prepayments are used. Although collection of these receivables could be influenced by economic factors affecting these entities, management believes there is no significant risk of loss to the Company beyond provisions already recorded.

The Company deposits available cash mostly with a variety of Russian banks and Russian affiliates of international banks. Deposit insurance is not offered to financial institutions operating in Russia. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

Prepaid VAT, representing amounts payable or paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on Company's revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of prepaid VAT and believes it is fully recoverable within one year.

18. Income Taxes

The Company's provision for income taxes as reported in the accompanying consolidated income statements is as follows (in US$ thousands):

	2004	2003
Current income taxes	874,686	183,828
Deferred income taxes	-	-
Total provision for income taxes	874,686	183,828

The current portion of income taxes represents the total income tax expense for the Company and each of its subsidiaries.

Although the Company does not pay tax on a consolidated basis, a reconciliation of expected income tax expense to the actual tax expense, for the years ended December 31,2004, is as follows (in US$ thousands):

	2004	2003
Income before income taxes	2,920,293	2,462,210
Statutory income tax rate	24%	24%
"Expected" income tax expense	700,870	590,930
Add (deduct) tax effect of:		
Benefit of income taxed at lower rate	(4,118)	(479,597)
Difference between enacted tax rate and taxes that would be withheld from the dividends	(58,596)	(56,772)
Minority interest effect on income	-	-
Change in valuation allowance	32,564	51,691
Non-deductible expenses and other permanent accounting differences	203,966	77,576
Income taxes	874,686	183,828
Resulting tax rate	30%	7%

Temporary differences between the Russian statutory accounts and these financial statements give rise to the following deferred tax assets and liabilities for the period ended December 31, 2004 and 2003 (in US$ thousands):

	2004	2003
Assets arising from the tax effect of:		
Tax loss carryforward for seven years	40,175	37,856
Allowance for doubtful accounts	18,160	19,065
Fixed assets	104,773	73,623
	163,108	130,544
Valuation allowance for deferred tax assets	(163,108)	(130,544)
Net deferred tax assets	-	-

For Russian income tax purposes certain subsidiaries of the Company have accumulated tax losses in total amount of approximately US$ 167 million that in accordance with Tax Code may be carried forward for a period of ten years for use against future income, although deductibility is restricted to a maximum of 30% of taxable income in any single year. Tax loss carry forwards may be eroded by future devaluation of the ruble. The tax loss available for carry forward expires on December 31, 2012.

Deferred tax assets arise in the Company's subsidiaries, which management believe are not likely to be realized given the current operating structure; accordingly, a 100% valuation allowance is made against deferred tax assets.

19. Commitments and Contingencies

Tax Audit

The tax authorities are currently reviewing the operation of the Company and its subsidiary for the years 2002-2003. The review is in process; the impact of the result of the tax review is not determinable, however management believes that the ultimate resolution of this matter will not have a material impact on the Company's financial position, results of operations and cash flows.

Russian tax legislation is subject to varying interpretations and constant changes. Further, the interpretations of tax legislation by tax authorities as applied to the transactions and activities of the Group may not coincide with that of management. Also interpretations on the application of the tax legislation may vary between regional and Federal tax authorities. As a result, transactions may be challenged by tax authorities and the Company may be assessed for additional taxes, penalties and interest. Consolidated tax returns are not required under existing Russian tax legislation and tax audits are performed on an individual entity basis only. Tax periods remain open to review by the tax authorities for three years.

Operating Environment

While there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in any countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Construction and Exploration Programs

The Company is engaged in continuous construction and exploration programs, currently estimated to total US$ 781 million (including Noyabrsk in amount of US$ 556 million; unaudited) over the next year and US$ 103 million (unaudited) over 2005 for OR. The construction and exploration programs are subject to periodic reviews and actual expenditures may vary from the above estimates. At December 31, 2004, no significant purchase commitments were outstanding in connection with the construction programs.

Financing for all of the future costs has not yet been secured, and Sibneft is actively pursuing various financing opportunities. It is the opinion of management that the Company will be able to obtain all necessary financing to complete the construction programs.

Environmental Matters

Management is of the opinion that the Company has met the government's requirements concerning environmental matters, and therefore believes that the Company does not have any material current environmental liabilities.

20. Related Party Transactions

OAO Moscow Oil Refining Plant (MNPZ)

During the year 2004 the Company processed 3.3 million tons of crude oil (2.8 million ton in 2003) at MNPZ based on processing agreements. Such transactions are in the ordinary course of business and in terms available to other suppliers. Total cost of processing for 2004 was US$ 41.1 million (US$ 41.0 million for 2003). The Company has US$ 2.1 million and US$ 0.3 million of net payable to MNPZ as of December 31, 2004 and 2003, respectively.

Slavneft Group (Slavneft)

During 2004 the Company conducted numerous transactions with Slavneft group companies. The Company sold directly and under agent agreements 3.0 million tons of crude oil (2.8 million tons in 2003) to Slavneft in amount of US$ 464 million (US$ 307 million in 2003) and 0.1 million tons of oil products in amount of US$ 4.1 million. The Company operated as an agent for crude and products export sales of Slavneft. The total amount of proceeds under the agent agreement is US$ 848 million and US$ 627 million for crude and products, respectively (in 2003 US$ 1,085 million and US$ 830 million, respectively). During 2004 and 2003 the Company earned US$ 2.3 million and US$ 2.9 million in commission fees related to this agent agreement. Starting late December 2002 Sibneft started processing in Yaroslavl Oil Refining Plant (Slavneft's subsidiary) based on processing agreements. During the year 2004 the Company re-processed 0.4 million tons of crude fractions (1.1 million tons of crude oil in 2003) for the total cost of processing amounting to US$ 3.1 million (US$ 15.8 million in 2003). The Company has US$ 162 million and US$ 166 million of net payable to Slavneft as of December 31, 2004 and 2003, respectively. All the above transactions are in the ordinary course of business at negotiated prices comparable to those with other customers and suppliers.

21. Segment Information

Presented below is information about the Company's operating segments for the period ended December 31, 2004 and 2003. The Company determined its operating segments based on differences in the nature of their operations. The exploration and production segments explore, find, develop and produce crude oil and natural gas. The manufacturing, marketing and distribution segments process crude oil into refined products and purchase, sell and transport crude oil and refined petroleum products.

Majority of Company's long-lived assets are located in Russia.

Operating Segments 2004 (in US$ thousands):

	Exploration and Production	Manufacturing, Marketing and Distribution	Consolidated
Revenues			
Total	8,526,596	4,579,027	13,105,623
Inter-segment revenues	(4,219,125)	-	(4,219,125)
Revenues from external customers	4,307,471	4,579,027	8,886,498
Operating income	1,121,534	1,517,616	2,639,150
Capital expenditures, net	804,383	84,675	889,058
Depreciation, depletion and amortization	517,180	85,481	602,661
Interest income	3	9,172	9,175
Interest expense	1,248	113,596	114,844
Share in the net income of equity investees	654,178	1,271	655,449
Income tax expense	449,326	425,360	874,686
Investment in equity method investees	1,767,695	451,812	2,219,507
Segment assets	5,562,296	4,700,545	10,262,841

Operating Segments 2003 (in US$ thousands):

	Exploration and Production	Manufacturing, Marketing and Distribution	Consolidated
Revenues			
Total	5,020,232	3,302,058	8,322,290
Inter-segment revenues	(1,605,750)	-	(1,605,750)
Revenues from external customers	3,414,482	3,302,058	6,716,540
Operating income	944,625	900,032	1,844,657
Capital expenditures, net	684,124	300,604	984,728
Depreciation, depletion and amortization	259,232	233,240	492,472
Interest income	8	12,089	12,097
Interest expense	7,064	180,925	187,989
Share in the net income of equity investees	467,774	61,099	528,873
Income tax expense	6,814	177,014	183,828
Investment in equity method investees	1,510,431	410,790	1,921,221
Segment assets	4,672,701	3,477,319	8,150,020

The Company has no individual customers giving raise the transactions in amount more than 10% of Sibneft's revenues in 2004 and 2003, respectively. The geographical segmentation the Company's revenue is presented below (in US$ thousands):

	2004	2003
Revenues from export operations	5,867,258	4,425,094
Revenues within Russia and CIS	3,019,240	2,291,446
Total revenues from external customers	8,886,498	6,716,540

22. Subsequent Events

In January 2005 Sibneft registered new daughter company Sibneft Oil Trade Company GMBH in Austria proclaiming this new company to be an agent for Sibneft export sales.

In January 2005 the Company received a US$ 200 million secured by Noyabrsk proceeds loan from RZB maturing in April 2008 and bearing interest rates at LIBOR plus 1.6%.

On June 30, 2005, AO Siberian Oil Company's board of directors recommended to the general shareholder's meeting to approve an annual dividend of 65,951 million rubles (US$ 2,300 million as of that date) for the 2004 fiscal year.

On June 30, 2005 at the Slavneft's shareholder meeting, annual dividends were approved by the shareholders for the year ended December 31, 2004, amounting to 3.92 rubles per share or total dividends of US$ 659 million, of which US$ 265 million of intermediate dividends were accrued and collected by the Company during 2004.

23. Supplemental Information on Oil and Gas Activities (Unaudited)

As required by SFAS No. 69, "Disclosures about Oil and Gas Producing Activities", the Company is making certain supplemental disclosures about its oil and gas exploration and production operations. While this information was developed with reasonable care and disclosed in good faith, it is emphasized that some of the data is necessarily imprecise and represents only approximate amounts because of the subjective judgments involved in developing such information. Accordingly, this information may not necessarily represent the current financial condition of the Company or its expected future results.

The Company's exploration and development activities are exclusively within the Russian Federation; therefore, all of the information provided in this section pertains entirely to this region.

The supplemental disclosure below does not include the information required by SFAS No. 69 related to the Company's investment in Slavneft, which is accounted for by the equity method.

Capitalized Costs Relating to Oil and Gas Producing Activities

The following tables set forth information regarding oil and gas exploration and development costs. The amounts reported as costs incurred include both capitalized costs and costs charged to expense during the period ended December 31, 2004 and 2003, respectively (in US$ thousands):

	2004	2003
Capitalized costs of proved oil and gas properties	9,036,855	8,804,178
Capitalized costs of unproved oil and gas properties	111,552	92,693
Total capitalized costs of oil and gas properties	9,148,407	8,896,871
Less: Accumulated depreciation, depletion and amortization	(5,221,271)	(5,148,221)
Total net capitalized costs of oil and gas properties	3,927,136	3,748,650

	2004	2003
Costs incurred in oil and gas properties acquisitions, exploration and development activities		
Exploration costs	18,859	45,094
Development costs	785,525	692,914
Total costs incurred in oil and gas properties acquisitions, exploration and development activities	804,384	738,008

Results of Operation from Oil and Gas Producing Activities

The Company's results of operations from oil and gas producing activities are shown below. Natural gas production does not represent a material portion of the Company's total oil and gas production.

In accordance with SFAS NO. 69, results of operations for oil and gas producing activities do not include general corporate overhead and monetary effects, or their associated tax effects. Income tax is based on statutory rates for the years ended, respectively, adjusted for tax deductions, tax credits and allowances. For the period ended December 31, 2004 and 2003, respectively (in US$ thousands).

	2004	2003
Revenues from net production		
Sales	3,980,532	2,971,324
Transfers	1,323,966	1,039,064
Total revenues	5,304,498	4,010,388
Production costs	577,649	412,779
Exploration expenses	-	53,884
Depreciation, depletion and amortization	586,535	475,107
Taxes, other than income tax	1,253,430	845,026
Pretax income from producing activities	2,886,884	2,223,592
Income tax expenses	514,571	97,931
Results of oil and gas producing activities	2,372,313	2,125,661

Proved Oil and Gas Reserve Quantities

Proved reserves are defined as the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic conditions. In some cases, substantial new investment in additional wells and related support facilities and equipment will be required to recover such proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change over time as additional information becomes available.

Management believes that proved reserves should include quantities, which are expected to be produced after the expiry dates of the Company's production licenses. These licenses expire between 2013 and 2050, with the most significant licenses expiring between 2013 and 2014. Management believes the licences may be extended at the initiative of the Company and management intends to extend such licenses for properties expected to produce subsequent to their license expiry dates. The Company has disclosed information on proved oil and gas reserve quantities and standardized measure of discounted future net cash flows for the periods up to the license expiry dates.

Proved developed reserves are those reserves, which are expected to be recovered through existing wells with existing equipment and operating methods. Undeveloped reserves are those reserves which are expected to be recovered as a result of future investments to drill new wells, to recomplete existing wells and/or install facilities to collect and deliver the production.

"Net" reserves exclude quantities due to others when produced.

The below reserve quantities include 100 percent of the net reserve quantities attributable to the Company's consolidated subsidiaries.

The prices used in the forecast of future net revenues are the year-end weighted average of the prices received for sales domestically, for exports to CIS countries and for exports to non-CIS countries. Due to the absence of a developed market for crude oil in Russia, the Company employs a "net-back" method to estimate a price for transfer.

As determined by the Company's independent reservoir engineers, Miller and Lents, the following information presents the balances of proved oil and gas reserve quantities as of December 31, 2004 and 2003, respectively. The definitions used are in accordance with applicable United States Securities and Exchange Commission ("SEC") regulations.

Net proved reserves of crude oil are presented below in millions of barrels.

	2004 (in millions of barrels)	2003 (in millions of barrels)
Proved Reserves at January 1,	2,366	2,129
Production	(250)	(234)
Purchase of reserves in place	-	57
Revision of previous estimates and improved recovery	355	414
Proved reserves at December 31,	2,471	2,366
Minority's share included in the above proved reserves	(10)	(6)
Proved reserves, adjusted for minority interest	2,461	2,360
Proved developed reserves	1,951	2,006
Proved developed reserves, adjusted for minority interest	1,949	2,005

Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves

The standardized measure of discounted future net cash flows, related to the above oil and gas reserves, is calculated in accordance with the requirements of SFAS No.69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated proved reserves. Adjustment in this calculation for future price changes is limited to those required by contractual arrangements in existence at the end of each reporting period. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end proved reserves based on year-end cost indices, assuming continuation of year end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pre-tax cash flows, less the tax bases of related assets. Discounted future net cash flows have been calculated using a 10% discount factor. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced.

The information provided in tables set out below does not represent management's estimate of the Company's expected future cash flows or of the value Company's proved oil and gas reserves. Estimates of proved reserves quantities are imprecise and change over time, as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and the amount of future development and production costs. The calculations should not be relied upon as an indication of the Company's future cash flows or of the value of its oil and gas reserves.

	2004 (in US$ thousands)	2003 (in US$ thousands)
Future cash inflows	42,992,127	41,292,722
Future production and development costs	(20,642,244)	(17,871,756)
Future income tax expenses	(4,138,844)	(4,356,761)
Future net cash flows	18,211,039	19,064,205
Future net cash flow 10% annual discount for estimated timing of cash flow	(7,233,314)	(7,934,694)
Standardized measure of discounted future net cash flows	10,977,725	11,129,511

Principal sources of changes in standardized measure of discounted future net cash flows

	2004 (in US$ thousands)	2003 (in US$ thousands)
Discounted present value as of beginning of year	11,129,511	7,530,263
Sales and transfers of oil and gas produced, net of production costs and taxes other than income taxes	(2,888,173)	(2,223,590)
Extension, discoveries and changes in estimates	(2,404,068)	4,311,319
Changes in future development costs	(572,205)	(1,123,707)
Development costs incurred during the period	641,448	738,008
Revisions of previous quantity estimates	3,673,764	3,164,397
Net change in income taxes	1,903,498	341,693
Accretion of discount	1,548,627	1,038,386
Purchase of new oil and gas properties	-	9,936
Other	(2,054,677)	(2,657,194)
Discounted present value as of end of year	10,977,725	11,129,511